SECURITAS

Securitas AB

Interim Report
January – March 2006

The creation of three new listed companies well on way – first quarter result in line with plan

- **The creation and listing of three new security companies** is progressing according to plan. Project costs for the first quarter amounts to MSEK 20. The estimated total non-recurring costs for the project amounts to MSEK 150 – 200. The Extraordinary General Meeting is planned for September 25, 2006.
- **Sales** in the first quarter increased 6 percent to MSEK 17,067 (15,195), adjusted for changes in exchange rates, acquisitions and divestitures. Organic sales growth is picking up in all divisions.
- **Operating income** in the first quarter increased by 1 percent to MSEK 1,000 (938), adjusted for changes in exchange rates. The operating margin was 5.9 percent (6.2).
- **Income before taxes** in the first quarter decreased by 5 percent to MSEK 824 (818), adjusted for changes in exchange rates. This includes revaluation of financial instruments of MSEK -2 (37).
- **Net income** in the first quarter was MSEK 606 (606).
- **Earnings per share** was SEK 1.64 (1.63) in the first quarter.

Comments from the CEO, Thomas Berglund

"Our main objective right now is to accomplish the creation and listing of three new security companies, Securitas Systems, Securitas Direct and Loomis Cash Handling Services, and at the same time keep up the speed in the New Securitas. We are well on way and in line with our plan.

It is reassuring to see the growth in all divisions picking up in speed. In spite of all the efforts with the listing project, organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business".

Key Financial Data

MSEK	Q1 2006	Q1 2005 [3]	Total change,%
Total sales	**17,067**	**15,195**	*16*
Organic sales growth, % [1]	*6*	*4*	
Operating income	**1,000**	**938**	*7*
Operating margin, %	*5.9*	*6.2*	
Real change, % [2]	*1*	*8*	
Income before taxes	**824**	**818**	*1*
Real change, % [2]	*-5*	*16*	
Net income	606	606	
Free cash flow	**-105**	**266**	-
% of adjusted income	*-16*	*43*	
Operating capital employed	**8,776**	**7,573**	
Operating capital employed as % of sales	*12*	*12*	
Capital employed	**27,218**	**24,563**	
Return on capital employed, %	*16*	*17*	
Earnings per share after taxes, SEK	1.64	1.63	

1) Adjusted for changes in exchange rates, acquisitions and divestitures.
2) Adjusted for changes in exchange rates.
3) Adjusted for IAS 19 amendment.

Organic Sales Growth and Operating Margin Development

Q1 2006 MSEK	Organic sales growth, %	Operating margin, %	Operating margin change, PP
Security Services USA	*6*	*4.7*	+0.2
Security Services Europe	*5*	*6.8*	-0.7
Securitas Systems	*10*	*9.4*	+0.2
Direct	*25*	*8.2*	-0.8
Cash Handling Services	*6*	*6.3*	+0.4
Group	*6*	*5.9*	-0.3

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on May 9, 2006 at 09.30 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register in advance via the link http://eventreg2.conferencing.com/inv/reg.html?Acc=4841130700&Conf=170209 and follow instructions or call +44 (0)20 7162 0025.

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 703080.

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006. The change in accounting principle means that actuarial gains and losses are now recognized immediately via equity. Comparatives have been restated for 2004 and 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group January – March 2006

Sales amounted to MSEK 17,067 (15,195). Organic sales growth was 6 percent, an increase of 2 percentage points compared to the first quarter 2005.

Operating income before amortization was MSEK 1,000 (938), which adjusted for changes in exchange rates was an increase of 1 percent. The operating margin was 5.9 percent (6.2). The operating income was negatively impacted by MSEK 30 related to the decline in result in the airport security business in Europe compared to the first quarter 2005. The result of the airport security business is expected to improve during the rest of the year.

Further, the result is impacted negatively by MSEK 20 in non-recurring project costs relating to the listing of three new security companies. Adjusted for these non-recurring project costs, the operating margin was 6.0 percent.

Acquisition related restructuring costs, mainly related to the acquisition of Hamilton in the USA, have impacted the period by MSEK -12 (-4). Revaluation of financial instruments amounted to MSEK -2 (37).

Income before taxes was MSEK 824 (818), which adjusted for changes in exchange rates was a decrease by 5 percent.

Adjusted for the non-recurring costs for the listing project and effects from revaluation of financial instruments, the real change in income before taxes was an increase by 3 percent compared to the first quarter 2005.

The Group's tax rate was 26.5 percent (26.0). The net income was MSEK 606 (606).

Earnings per share was SEK 1.64 (1.63).

Security Services USA

Security Services USA	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	**5,537**	4,774	21,616
Organic sales growth, %	*6*	*0*	*4*
Operating income	**260**	217	1,080
Operating margin, %	*4.7*	*4.5*	*5.0*
Real change, %	*7*	*-7*	*6*
Operating capital employed	**1,415**	955	1,123
Operating capital employed as % of sales	*6*	*5*	*5*
Capital employed	**8,173**	7,218	8,034
Return on capital employed, % [2]	*14*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from 2005 with positive development in both organic sales growth and operating margin continues. With the key indicators such as new sales and increase in contract portfolio ahead of last year, the division is set to continue the positive trend going forward.

January – March 2006

The organic sales growth was 6 percent in the first quarter. The improved underlying organic sales growth rate compared to 2005 is a consequence of the growing portfolio, especially within National accounts. All 13 regions in USA achieved positive organic sales growth. Sales volumes bottomed out in the first quarter 2005 and organic sales growth in the first quarter 2006 was therefore slightly higher than what is expected to be the full year development.

The improvement in operating margin is attributable to leverage on the increased sales volume. Sales of new contracts were strong with a volume increase of 14 percent compared to the first quarter 2005.

For the full year 2006 the operating margin is expected to improve in line with the first quarter 2006. The contract portfolio grew by 3–4 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over 90 percent. The employee turnover was 63 percent.

Security Services Europe

Security Services Europe	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	**6,541**	**5,968**	**24,996**
Organic sales growth, %	*5*	*5*	*5*
Operating income	**442**	**450**	**1,874**
Operating margin, %	*6.8*	*7.5*	*7.5*
Real change, %	*-4*	*8*	*-1*
Operating capital employed	**1,520**	**1,548**	**1,288**
Operating capital employed as % of sales	*6*	*6*	*5*
Capital employed	**7,478**	**7,148**	**7,165**
Return on capital employed, % [2]	*25*	*26*	*26*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization was implemented during 2005. The business is now divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The split into these four vertical units will continue to increase focus and refinement going forward.

January – March 2006

The organic sales growth was 5 percent in the first quarter driven by the growth in the contract portfolio. For the full year 2006 the organic sales growth is expected to be in line with 2005.

The decrease in operating margin is mainly explained by the impact of the losses of contracts and price reductions in the airport security business that occured in 2005 and start up costs for new contracts. The negative impact in the first quarter was MSEK 30 and an additional MSEK 30 is expected for the remainder of 2006. However, strong organic sales growth is seen in the airport security business which is expected to continue during the rest of the year.

Further, the German business has not been able to compensate some large contract losses that occurred in the second half of 2005, which has impacted the operating income with MSEK 15 in the first quarter 2006. The German business is expected to improve during the rest of the year.

The rest of the businesses are showing good performance with strong organic sales growth in permanent guarding in Norway, UK, Spain, Switzerland, Austria and Argentina. Mobile services for small clients show good organic sales growth especially in France, Spain, and Portugal.

For the full year 2006 the operating margin is expected to be on the same level as in 2005.

The contract portfolio grew by 4 percent on an annualized basis. Prices and wages increased 1.5 percent on an annual basis. The client retention rate was around 90 percent on an annual basis. The staff turnover was 34 percent.

Securitas Systems

Securitas Systems	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	**1,476**	**1,258**	**5,798**
Organic sales growth, %	*10*	*5*	*6*
Operating income	**139**	**116**	**669**
Operating margin, %	*9.4*	*9.2*	*11.5*
Real change, %	*17*	*11*	*18*
Operating capital employed	**864**	**581**	**882**
Operating capital employed as % of sales	*14*	*10*	*15*
Capital employed	**3,473**	**2,854**	**3,530**
Return on capital employed, % [2]	*20*	*20*	*19*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The additions of Bell and Eurotelis established the Securitas Systems division as a market leader in the bank security segment also in the UK and France. With the recent acquisitions of Wornall Electronics and Hamilton in the USA, Securitas Systems is now also a main player in the U.S. bank security segment. The integration of the acquired units is proceeding according to plan. In Germany, Securitas continues to build a platform with specific focus on banks.

January – March 2006

The organic sales growth was 10 percent in the first quarter 2006. The improved growth rate compared to the first quarter 2005 is a consequence of strong order intake reported during the second half of 2005. The organic order intake in the first quarter 2006 increased with 9 percent compared to 2005. Large countries reporting organic sales growth higher than the divisional average were Sweden, Spain and USA. In Germany, France and the UK the organic sales growth was slightly lower than the divisional average.

The underlying development of the operating margin is strong in the division. The Hamilton acquisition has not contributed to the operating result in the first quarter due to continued restructuring and the negative impact was approximately 0.3 percentage points on the operating margin.

The underlying positive development in the U.S. business continues with double digit organic sales growth rates and an increase in the operating result year on year above divisional average.

For the full year 2006, organic sales growth is expected to improve compared to 2005 and operating margin to be in line with 2005.

Direct

Direct	January – March		January – December
MSEK	2006	2005	2005
Total sales	**782**	**613**	**2,706**
Organic sales growth, %	*25*	*25*	*23*
Operating income	**64**	**55**	**258**
Operating margin, %	*8.2*	*9.0*	*9.5*
Real change, %	*14*	*34*	*25*
Operating capital employed	**1,260**	**918**	**1,103**
Operating capital employed as % of sales	*37*	*34*	*41*
Capital employed	**1,364**	**1,005**	**1,209**
Return on capital employed, % [1]	*20*	*21*	*21*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct	January – March			January – December	
Number of alarms	2006	2005	% change	2005	% change
New installations	43,946	39,113	12	168,935	14
Total number of connected alarms	725,231	581,567	25	689,245	26

January – March 2006

The organic sales growth rate was stable on 25 percent, in spite of the negative impact coming from the transition into franchise partner sales in the Nordics, where the installation revenue is recognized by the partner instead of Securitas Direct. The portfolio growth of 25 percent was well above the divisional target of 20 percent. The customer cancellation ratio was well under the divisional target of 6 percent and the pay back time for new customers was in line with the divisional target, less than four years.

The lower operating margin compared to the first quarter 2005 is explained by the investments made in the French and Benelux markets. The organic growth rates improved in both these markets but the operating margin was still insignificant. Spain contributed strongly to both organic sales growth and operating margin.

For the full year 2006 the organic sales growth is expected to stay around 25 percent and the operating margin is expected to be around 9 percent.

Cash Handling Services

Cash Handling Services	January – March		January – December
MSEK	2006	2005 [1]	2005 [1]
Total sales	**2,873**	**2,740**	**11,581**
Organic sales growth, %	*6*	*3*	*2*
Operating income	**180**	**162**	**680**
Operating margin, %	*6.3*	*5.9*	*5.9*
Real change, %	*5*	*37*	*-7*
Operating capital employed	**3,049**	**2,995**	**2,372**
Operating capital employed as % of sales	*26*	*26*	*20*
Capital employed	**5,874**	**5,752**	**5,251**
Return on capital employed, % [2]	*12*	*13*	*13*

1) Adjusted for IAS 19 amendment.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

January – March 2006

The organic sales growth was 6 percent, which is 3 percentage points higher than in the first quarter 2005. The U.S. cash handling operations grew with 5 percent in the first quarter which is an improvement of 4 percentage points compared to 2005.

UK and Sweden reported operating margins that were lower than the divisional average. Both these countries have been burdened by costs caused by operational interruptions relating to the recent robberies. The cash center in Tonbridge, UK that suffered a large loss in February 2006, is back in operation. The original loss of MGBP 53 has been reduced to MGBP 33. The loss is covered under valid insurance programs. The Swedish operations are gradually stabilizing and increasing operational efficiency following several attacks during 2005.

There has been no material development in the investigation regarding remaining variances between Securitas Cash Management (SCM) and third parties that was disclosed in the published Annual Report for 2005, Note 36, page 100.

For the full year 2006 the organic sales growth is expected to be higher than for the full year 2005 and the operating margin is expected to show significant improvements, approaching 9 percent. The improvements will mainly be supported by higher operational efficiency in Valiance in France, efficiency improvements in the UK transport business and expected price increases in the USA.

ACQUISITIONS

Acquisitions January – March 2006 (MSEK)

Company	Division [1]	Included from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill	Acq. related intangible fixed assets
Opening balance						17,792	639
Renful, *Germany*	Security Services Europe	Feb 1	47	20	20	15	2
St. Germain, *Canada*	Security Services USA	Mar 1	93	11	11	-	11
Black Star, *Spain*	Security Services Europe	n/a	-	-	-	29	-
Other acquisitions [5]		n/a	23	14	14	5	6
Total acquisitions January – March 2006			-	45	45	49	19
Amortization of acq. related intangible fixed assets						n/a	-30
Translation differences						-204	-2
Closing balance						17,637	626

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Elmaco, Securitas Systems Belgium, Contro Veranstaltungsdienste GmbH, Security Services Germany, Hasseman (Contract portfolio), Security Services Sweden, Home Alert Valvarius (Contract portfolio) and R&G (Contract portfolio), Security Services the Netherlands.

Renful, Germany

Security Services Europe has acquired Renful Flugverkehr Services GmbH in Germany. The company, which is a specialized aviation security company with operations at the airports in Frankfurt, Munich and Stuttgart, has annual sales of MEUR 5 and 300 employees. The acquisition will strengthen Securitas' position in aviation security and give access to more training capacity in this area. The total enterprise value of the acquisition is MEUR 2.1 (MSEK 20) and it has been included in Securitas as from February 1, 2006.

Sécurité St. Germain, Canada

The Canadian operations within Security Services USA has acquired the contract portfolio and related assets of Sécurité St. Germain in Quebec, Canada. The company has annual sales of MCAD 14 (MSEK 93) and 500 employees. It has a good position in mobile services, which will be used as a platform to expand the concept in the Canadian marketplace. The total enterprise value of the acquisition is MCAD 1.8 (MSEK 11) and it has been included in Securitas as from March 1, 2006.

Acquisitions after March 31, 2006

Premier System Solutions, Inc., USA

Securitas Systems in the United States has acquired Premier System Solutions, Inc., the market leader in Tampa, Florida. The company installs and services security systems in Tampa and other major Florida markets. Premier has forecasted sales of MUSD 4.5 (MSEK 35) in 2006 with an employee base of 17. The enterprise value of the acquisition amounts to MUSD 4.6 (MSEK 36)

The acquisition of Premier System Solutions, Inc., allows Securitas Systems to establish a strong local market presence in the important Florida market. Through the company Securitas Systems will get access to all Florida markets and increase its footprint to further support the national customer market segment in the United States.

After the acquisition Securitas Systems in the USA will have sales of MUSD 120 (MSEK 935) with approximately 575 employees.

DAK Güvenlik, Turkey

Securitas Security Services Europe entered the Turkish security services market by agreeing to acquire 51 percent of the shares in DAK Güvenlik. The purchase price for 51 percent of the shares is MSEK 21, and the purchase price for the remaining 49 percent of the shares will based on the financial performance of the company until the year 2009.

DAK Güvenlik is one of the leading security services companies in Turkey with a nationwide coverage and activities mainly within permanent guarding services for large customers. The company has estimated annual sales for 2006 of MTRY 36 (MSEK 204) and 3,000 employees.

Turkey has a fast growing economy with real GDP growth well above 5 percent in 2005. The Turkish market for security services is estimated to be worth MSEK 3,200 and is expected to grow by 6–7 percent annually. The market is very fragmented with most of the low-end security outsourced to private security companies. However, the market is moving towards high-end security solutions, driven by a clear outsourcing trend and new regulations for licensing of companies, security officers and training requirements, fully in effect as of January 2006.

The acquisition is subject to Turkish regulatory approval.

OTHER SIGNIFICANT EVENTS

Listing of three new security companies

On February 9, 2006, Securitas announced the intention to transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

The listing process is progressing according to plan in the three divisions and the prospectuses are expected to be available on September 8, 2006, followed by road shows by the respective companies. In addition to the listing process of Loomis Cash Handling Services AB, Securitas is currently evaluating indications of interest from financial and industrial buyers of the Cash Handling Services division.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2005. For the most recent published background information please refer to the published Annual Report for 2005 Note 36, Contingent Liabilities page 100.

There have been no material developments in this matter subsequent to the published Annual Report for 2005.

Securitas AB 6.125 percent MEUR 350 Eurobond loan 2006

The bond loan matured in January 2006 and has been refinanced by drawings under other Group financing facilities.

File No. 82-34719

ACCOUNTING PRINCIPLES

In general

Securitas' consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report can be found in Note 1 on pages 80 to 83 in the published Annual Report for 2005. The accounting principles are also available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles.

Adoption and impacts of new and revised IFRS for 2006

The Group has adopted the amendment to IAS 19 Employee Benefits as of January 1, 2006.

This amendment has from January 1, 2006 changed the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles that were in force for 2004 and 2005, these had been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date fell outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses now are recognized immediately via equity. Comparatives for 2004 and 2005 have been restated accordingly.

Further information is provided in Note 3 on page 16.

THE GROUP'S DEVELOPMENT - OUTLOOK

The organic sales growth is expected to remain strong for the full year 2006. Income before tax is expected to increase in line with last year's increase, adjusted for changes in exchange rates and excluding the capital loss of MSEK -151 related to the sale of the German Cash Handling Services business.

No previous forward looking statement has been made for the full year 2006.

Stockholm, May 9, 2006

Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors

Income

MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Sales, continuing operations	16,847.2	14,556.4	63,939.3	58,167.6
Sales, acquired business	219.8	638.9	2,074.3	1,519.0
Total sales	**17,067.0**	**15,195.3**	**66,013.6**	**59,686.6**
Organic sales growth, % 1)	*6*	*4*	*5*	*3*
Production expenses	-13,418.7	-11,852.6	-51,320.1	-46,013.7
Gross income	**3,648.3**	**3,342.7**	**14,693.5**	**13,672.9**
Selling and administrative expenses	-2,647.9	-2,404.9	-10,398.4	-9,645.6
Operating income before amortization	**1,000.4**	**937.8**	**4,295.1**	**4,027.3**
Operating margin, %	*5.9*	*6.2*	*6.5*	*6.7*
Amortization of acquisition related intangible fixed assets	-29.7	-30.0	-122.5	-99.6
Acquisition related restructuring costs	-12.6	-4.1	-35.1	-26.5
Operating income after amortization	**958.1**	**903.7**	**4,137.5**	**3,901.2**
Financial income and expense	-132.7	-122.3	-523.1	-516.6
Revaluation of financial instruments 2)	-1.8	36.7	36.2	-
Share in income of associated companies	0.4	-	11.8	-
Income before taxes 3)	**824.0**	**818.1**	**3,662.4**	**3,384.6**
Net margin, %	*4.8*	*5.4*	*5.5*	*5.7*
Current taxes	-213.8	-194.4	-934.2	-795.0
Deferred taxes	-4.5	-17.9	-14.5	-60.5
Net income for the period 3)	**605.7**	**605.8**	**2,713.7**	**2,529.1**
Whereof attributable to:				
Equity holders of the Parent Company	605.4	605.6	2,712.2	2,528.4
Minority interests	0.3	0.2	1.5	0.7
Earnings per share after taxes, before dilution (SEK)	1.66	1.66	7.43	6.93
Earnings per share after taxes, after dilution (SEK)	1.64	1.63	7.31	6.79

Cash flow

Operating cash flow MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Operating activities				
Operating income before amortization	1,000.4	937.8	4,295.1	4,027.3
Investment in fixed assets	-532.7	-467.3	-2,220.4	-1,969.9
Reversal of depreciation	496.3	469.8	1,948.6	1,613.0
Change in accounts receivable	5.1	-1.3	-443.4	-485.1
Changes in other operating capital employed	-833.0	-488.9	492.5	444.7
Cash flow from operational activities	**136.1**	**450.1**	**4,072.4**	**3,630.0**
Cash flow from operations, %	*14*	*48*	*95*	*90*
Financial income and expenses paid	-127.9	-72.4	-485.2	-518.4
Current taxes paid	-113.4	-112.1	-926.1	-581.5
Free cash flow	**-105.2**	**265.6**	**2,661.1**	**2,530.1**
Free cash flow, % 4)	*-16*	*43*	*94*	*93*
Free cash flow to net debt ratio 5)	*0.19*	*0.24*	*0.22*	*0.24*
Cash flow from investing activities, acquisitions	-57.3	-785.3	-1,213.2	-2,362.3
Cash flow from financing activities	1,563.7	435.1	-1,192.6	-1,495.3
Cash flow for the period	**1,401.2**	**-84.6**	**255.3**	**-1,327.5**

Cash flow MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Cash flow from operations	414.9	725.6	4,843.2	4,453.4
Cash flow from investing activities	-577.4	-1,245.3	-3,395.3	-4,285.6
Cash flow from financing activities	1,563.7	435.1	-1,192.6	-1,495.3
Cash flow for the period	**1,401.2**	**-84.6**	**255.3**	**-1,327.5**

Change in net debt MSEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Opening balance	**-11,944.8**	**-10,633.1**	**-10,633.1**	**-9,082.5**
Effect of change in accounting principle	-	-3.8	-3.8	-1,604.3
Opening balance adjusted in accordance with new principle	**-11,944.8**	**-10,636.9**	**-10,636.9**	**-10,686.8**
Cash flow for the period	1,401.2	-84.6	255.3	-1,327.5
Change in loans	-1,563.7	-435.1	97.4	765.2
Change in net debt before revaluation and translation differences	**-162.5**	**-519.7**	**352.7**	**-562.3**
Revaluation of financial instruments 2)	13.2	36.7	51.8	-
Translation differences	132.2	-588.9	-1,712.4	616.0
Change in net debt	**-17.1**	**-1,071.9**	**-1,307.9**	**53.7**
Closing balance	**-11,961.9**	**-11,708.8**	**-11,944.8**	**-10,633.1**

Capital employed and financing

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Operating capital employed 3)	**8,775.9**	**7,908.2**	**7,573.1**	**6,664.1**
Operating capital employed as % of sales 6)	*12*	*12*	*12*	*11*
Return on operating capital employed, % 7)	*52*	*59*	*57*	*62*
Goodwill	17,637.2	17,792.4	16,406.9	15,301.9
Acquisition related intangible fixed assets	625.6	638.5	583.1	433.2
Shares in associated companies	179.5	178.6	-	-
Capital employed 3)	**27,218.2**	**26,517.7**	**24,563.1**	**22,399.2**
Return on capital employed, % 8)	*16*	*16*	*17*	*18*
Net debt	**-11,961.9**	**-11,944.8**	**-11,708.8**	**-10,633.1**
Shareholders' equity 3)	**15,256.3**	**14,572.9**	**12,854.3**	**11,766.1**
Net debt equity ratio/multiple 9)	*0.78*	*0.82*	*0.91*	*0.90*

Notes 1–9 refer to page 15–16

Balance Sheet

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
ASSETS				
Fixed assets				
Goodwill	17,637.2	17,792.4	16,406.9	15,301.9
Acquisition related intangible fixed assets	625.6	638.5	583.1	433.2
Other intangible fixed assets	315.1	313.3	281.0	268.6
Tangible fixed assets	5,902.1	5,941.5	5,918.7	5,820.0
Shares in associated companies	179.5	178.6	-	-
Non-interest bearing financial fixed assets	1,989.7	2,135.6	1,905.3	1,882.9
Interest bearing financial fixed assets	1,206.1	1,166.8	2,341.7	138.2
Total fixed assets	**27,855.3**	**28,166.7**	**27,436.7**	**23,844.8**
Current assets				
Non-interest bearing current assets	14,556.3	13,974.9	12,908.9	11,884.8
Other interest bearing current assets	114.6	668.5	-	-
Liquid funds	4,246.0	3,470.8	3,060.7	3,120.4
Total current assets	**18,916.9**	18,114.2	15,969.6	15,005.2
TOTAL ASSETS [3]	**46,772.2**	46,280.9	43,406.3	38,850.0

MSEK	Mar 31, 2006	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Attributable to the equity holders of the Parent Company	15,255.1	14,571.4	12,854.3	11,749.5
Minority interests	1.2	1.5	0.0	16.6
Total shareholders' equity [3]	**15,256.3**	**14,572.9**	**12,854.3**	**11,766.1**
Equity ratio, %	*33*	*31*	*30*	*30*
Long-term liabilities				
Non-interest bearing long-term liabilities	263.6	99.1	42.1	90.8
Interest bearing long-term liabilities	7,617.7	7,635.2	12,548.6	10,141.8
Non-interest bearing provisions	2,181.3	2,449.8	2,352.5	2,200.4
Total long-term liabilities	**10,062.6**	**10,184.1**	**14,943.2**	**12,433.0**
Current liabilities				
Non-interest bearing current liabilities	11,542.4	11,908.2	11,046.2	10,901.0
Interest bearing current liabilities	9,910.9	9,615.7	4,562.6	3,749.9
Total current liabilities	**21,453.3**	21,523.9	15,608.8	14,650.9
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES [3]	**46,772.2**	46,280.9	43,406.3	38,850.0

Statement of Recognized Income and Expense

	Mar 31, 2006			Dec 31, 2005			Mar 31, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Net income/expense recognized directly in equity									
Actuarial gains and losses net of tax [3]	172.6	-	172.6	-198.2	-	-198.2	-7.0	-	-7.0
Cash flow hedges net of tax	10.8	-	10.8	11.2	-	11.2	-	-	-
Net investment hedges	89.9	-	89.9	-544.6	-	-544.6	-190.0	-	-190.0
Translation differences	-195.0	-0.6	-195.6	1,939.2	1.3	1,940.5	698.9	1.1	700.0
Net income/expense recognized directly in equity	**78.3**	**-0.6**	**77.7**	**1,207.6**	**1.3**	**1,208.9**	**501.9**	**1.1**	**503.0**
Net income for the period [3]	605.4	0.3	605.7	2,712.2	1.5	2,713.7	605.6	0.2	605.8
Total income/expense for the period	**683.7**	**-0.3**	**683.4**	**3,919.8**	**2.8**	**3,922.6**	**1,107.5**	**1.3**	**1,108.8**

Changes in shareholders' equity is provided in Note 10.

Data per share

SEK	Jan-Mar 2006	Jan-Mar 2005	Jan-Dec 2005	Jan-Dec 2004
Share price, end of period	149.00	113.00	132.00	114.00
Earnings after current taxes, after dilution	1.66	1.68	7.35	6.95
Earnings after taxes, before dilution	1.66	1.66	7.43	6.93
Earnings after taxes, after dilution	1.64	1.63	7.31	6.79
Dividend	-	-	3.50	3.00
P/E-ratio after full conversion	-	-	18	17
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897
Number of shares after dilution	375,015,400	382,408,810	375,015,400	382,408,810
Average number of shares after dilution	375,015,400	382,408,810	378,712,105	382,408,810

Notes 2, 3 and 10 refer to page 16

Note 2 Revaluation of financial instruments

The revaluation of financial instruments according to IAS 39 Financial Instruments; Recognition and Measurement is recognized in the Statement of income on the line Revaluation of financial instruments as follows; January – March 2006 MSEK -1.8, January –March 2005 MSEK 36.7 and January - December 2005 MSEK 36.2 and for cash flow hedges on the line Cash flow hedges net of tax in the Statement of Recognized Income and Expense as follows; January – March 2006 MSEK 10.8 (MSEK 15.0 before tax) and January – December 2005 MSEK 11.2 (MSEK 15.6 before tax). The amount disclosed in the specification of Change in net debt is the total revaluation recognized via the Statement of income and the Statement of Recognized Income and Expense before tax.

Note 3 IAS 19 amendment

As mentioned under the section Accounting principles, the Group has adopted the amendment to IAS 19 resulting in the immediate recognition of actuarial gains and losses via the Statement of Recognized Income and Expense. The impact on the Group from this change is provided below:

Impact for the period:

MSEK	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Income before taxes	1.5	0.4	0.9
Net income for the year/period	1.1	0.3	0.6
Shareholders' equity before taxes	-306.1	-12.1	-113.7
Shareholders' equity net of taxes	-197.1	-6.7	-76.8
Whereof recognized via statement of recognized income and expense	*-198.2*	*-7.0*	*-77.4*
Whereof recognized as increase of net income	*1.1*	*0.3*	*0.6*

Accumulated impact:

MSEK	Dec 31, 2005	Mar 31, 2005	Dec 31, 2004
Shareholders' equity before taxes	-419.8	-125.8	-113.7
Shareholders' equity net of taxes	-273.9	-83.5	-76.8
Impact on operating capital employed and capital employed	-273.9	-83.5	-76.8
Impact on total assets	-7.7	-8.7	7.3
Impact on total shareholders' equity and liabilities	-7.7	-8.7	7.3

Note 4 Free cash flow, %

Free cash flow as a percent of adjusted income (operating income before amortization adjusted for financial income and expense and current taxes).

Note 5 Free cash flow net debt ratio

Free cash flow (rolling 12 months) in relation to closing net debt.

Note 6 Operating capital employed as % of sales

Operating capital employed as a percentage of total sales adjusted for the full year sales of acquired entities.

Note 7 Return on operating capital employed, %

Operating income before amortization (rolling 12 months) as percent of the average balance of operating capital employed.

Note 8 Return on capital employed, %

Operating income before amortization (rolling 12 months) as percent of closing balance of capital employed excluding shares in associated companies.

Note 9 Net debt equity ratio/multiple

Net debt in relation to shareholders' equity.

Note 10 Changes in shareholders' equity

	Mar 31, 2006			Dec 31, 2005			Mar 31, 2005		
MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance January 1, 2006/2005 [1]	14,571.4	1.5	14,572.9	11,749.5	16.6	11,766.1	11,749.5	16.6	11,766.1
Effect of change of accounting principle IAS 39	-	-	-	-2.7	-	-2.7	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	14,571.4	1.5	14,572.9	11,746.8	16.6	11,763.4	11,746.8	16.6	11,763.4
Actuarial gains and losses net of tax	172.6	-	172.6	-198.2	-	-198.2	-7.0	-	-7.0
Cash flow hedges net of tax	10.8	-	10.8	11.2	-	11.2	-	-	-
Net investment hedges	89.9	-	89.9	-544.6	-	-544.6	-190.0	-	-190.0
Translation differences	-195.0	-0.6	-195.6	1,939.2	1.3	1,940.5	698.9	1.1	700.0
Net income /expense recognized directly in equity	78.3	-0.6	77.7	1,207.6	1.3	1,208.9	501.9	1.1	503.0
Net income for the period	605.4	0.3	605.7	2,712.2	1.5	2,713.7	605.6	0.2	605.8
Total income/expense for the period	683.7	-0.3	683.4	3,919.8	2.8	3,922.6	1,107.5	1.3	1,108.8
Acquistion of minority interests	-	-	-	-	-17.9	-17.9	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-	-	-	-1,095.2	-	-1,095.2	-	-	-
Closing balance March 31, 2006/2005 & December 31, 2005	15,255.1	1.2	15,256.3	14,571.4	1.5	14,572.9	12,854.3	0.0	12,854.3

1) Adjusted for the adoption of the amendment to IAS 19 resulting in immediate recognition of actuarial gains and losses.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has about 217,000 employees and operates in more than 20 countries mainly in Europe and North America.

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241